EXHIBIT (c)(2)

PETRIE PARKMAN & Co.

600 Travis, Suite 7400

Houston, Texas 77002

713/650-3383 • Fax: 713/650-8461

February 18, 2004

The Special Committee of the Board of Directors and

The Board of Directors

Plains Resources Inc.

700 Milam Street

Suite 3100

Houston, Texas 77002

Gentlemen:

Vulcan Energy Corporation, a Delaware corporation (“Parent”), Prime Time Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (the “Purchaser”), and Plains Resources Inc., a Delaware corporation (“Plains”) or the “Company”), propose to enter into an agreement and plan of merger (the “Merger Agreement”) which provides for, among other things, the merger (the “Merger”) of the Purchaser with and into Plains, as a result of which Plains will become a wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued and outstanding share of Plains common stock, par value $0.10 per share (the “Plains Common Stock”), owned by Plains stockholders (the “Public Stockholders”) will be converted into the right to receive $16.75 per share in cash (the “Merger Consideration”).

You have requested our opinion as to whether the Merger Consideration is fair from a financial point of view to the Public Stockholders other than James C. Flores and John T. Raymond and their respective affiliates.

In arriving at our opinion, we have, among other things:

1.	reviewed certain publicly available business and financial information relating to the Company, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002 and (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended September 30, 2003;

2.	reviewed certain information prepared and provided by the Company, including operation statements and unaudited financial statements for the fiscal year ended December 31, 2003;

3.	reviewed certain publicly available business and financial information relating to Plains All American Pipeline, L.P. (“PAAP”), including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002 and (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended September 30, 2003;

4.	reviewed estimates of the Company’s proved, probable and possible oil and gas reserves, prepared by the independent engineering firm of Netherland, Sewell & Associates, Inc. as of December 31, 2002;

DENVER	LONDON
475 Seventeenth Street, Suite 1100 Denver, Colorado 80202 303/292-3877 • Fax: 303/292-4284	35 Abbotsbury Road London, W14 8EL 4420/7460-0902 • Fax: 4420/7460-0906

5.	analyzed certain historical and projected financial and operating data of the Company prepared by the management and staff of the Company;

6.	reviewed certain historical and projected financial and operating data of PAAP prepared by the management and staff of PAAP;

7.	discussed the current and projected operations and prospects of the Company and PAAP with the management and staff of the Company;

8.	reviewed the historical trading history of Plains Common Stock and PAAP common units;

9.	compared recent stock market capitalization indicators for the Company and PAAP with recent stock market capitalization indicators for certain other publicly traded independent energy companies;

10.	compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed to be relevant;

11.	participated in discussions and negotiations among the representatives of the Special Committee of the Board of Directors, Plains, Parent and their respective legal and financial advisors;

12.	reviewed a draft dated February 17, 2004 of the Merger Agreement; and

13.	reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we have deemed necessary or appropriate.

In preparing our opinion, we have assumed and relied upon, without assuming any responsibility for, or independently verifying, the accuracy and completeness of all information supplied or otherwise made available to us by the Company and PAAP. We have further relied upon the assurances of representatives of the management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to projected financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and PAAP relating to the future financial and operational performance of the Company and PAAP, respectively. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of Netherland, Sewell & Associates, Inc., relating to the oil and gas properties of Plains. We have not made an independent evaluation or appraisal of the assets or liabilities of the Company, nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with any such evaluations or appraisals. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. We have also assumed that the Merger Agreement executed and delivered by the parties will contain identical financial and economic terms and otherwise be substantially similar to the last draft reviewed by us, and that the conditions precedent in the Merger Agreement are not waived.

Our opinion relates solely to the fairness, from a financial point of view, of the Merger Consideration to the Public Stockholders of Plains Common Stock other than James C. Flores and John T. Raymond and their respective affiliates and we have not considered the consideration to be received by James C. Flores and John T. Raymond in connection with the Merger. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors and the Board of Directors of the Company in connection with its consideration of the Merger and our opinion does not constitute a recommendation to any holder of Plains Common Stock as to how such stockholder should vote on the Merger. Our opinion does not address the underlying business decision of the Company to engage in the Merger. We have not been asked to consider, and this opinion does not address, the tax consequences of the Merger to any particular stockholder of Plains, or the prices at which the Plains Common Stock will actually trade at any time, including following the announcement or consummation of the Merger. We are not rendering any legal or accounting advice and we understand the Company is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the Merger. As you are aware, we are acting as financial advisor to the Special Committee of the Board of Directors of Plains and we will receive a fee from Plains for our services, a portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory services to Plains, and have received customary fees for such services. Furthermore, in the ordinary course of business, we or our affiliates may trade in the debt or equity securities of the Company for the accounts of our customers or for our own account and, accordingly, may at any time hold a long or short position in such securities.

Our opinion in rendered on the basis of conditions in the securities markets and the oil and gas markets prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of the Company as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Public Stockholders other than James C. Flores and John T. Raymond and their respective affiliates.

Very truly yours,

PETRIE PARKMAN & CO., INC.

By:	/s/ JON C. HUGHES